VIRALYTICS LTD
ONCOLYTIC VIRUSES

17 December 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07028780

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics Limited~~ 12g3-2(b) Information File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

17 December 2007

VIRALYTICS LIMITED

TRADING HALT

The securities of Viralytics Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 19 December 2007 or when the announcement is released to the market.

Security Code: VLA

Eve Roberts
Senior Adviser, Issuers (Sydney)

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

17 December 2007

Ms Eve Roberts
ASX Limited
SYDNEY NSW

Dear Eve

Application for Trading Halt – Viralytics Limited

Viralytics Limited **(VLA)** requests that the ASX Limited grant an immediate trading halt for VLA's shares pending an announcement regarding a private placement of its shares which will be released to the market on before open on Wednesday 19 December 2007.

In accordance with Listing Rule 17.1, VLA provides the following information:

(a) VLA requests that the trading halt continue until the earlier of the commencement of normal trading on the second trading day after the trading halt commenced and when VLA makes an announcement to the market and requests that the trading halt be lifted.

(b) VLA is not aware of any reason why the trading halt should not be granted.

Please contact the writer should you require any further information.

Yours sincerely

Bryan Dulhunty
Executive Chairman
Viralytics Limited

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Tabcorp
the bigger better game

20 December 2007

Tabcorp sells interest in China Keno

Tabcorp Holdings Limited today confirmed the sale of its interest in the China Keno business to China Lot Synergy, its joint venture partner, for A$15 million.

In order to achieve a smooth transition, Tabcorp will be available to provide limited technical assistance to the China Keno customer, Beijing Lottery Online Technology Co Ltd, during the next 12 months.

The sale allows Tabcorp to achieve a clean exit from the China Keno business without any impact on its bottom line.

Tabcorp's Chief Executive Officer, Elmer Funke Kupper, said: "This decision is consistent with Tabcorp's focus on improving the performance and growth of its Australian casino, wagering and gaming businesses.

"The technical trial has been successful with terminals operating in 28 provinces across China. It is the right time for Tabcorp to exit the business," Mr Funke Kupper said.

For further information contact:

Bruce Tobin
Tabcorp Group General Manager Corporate Affairs +61 3 9868 2508

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 DEC 27 P 3:14

30 November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics Limited~~
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2007 DEC 27 P 3:14

ASX RELEASE

Date: 6th December 2007

Subject: Share Purchase Plan documents

The Company announced to the market on the 30th November 2007 a share purchase plan. The record date to be a registered shareholder for participation in this plan was the 5th December 2007.

The Company is now in the process of mailing to its shareholders full plan documentation. As required by the ASX listing rules we are releasing this documentation to the market.

The following documents are being mailed to shareholders:

- Chairman's letter and
- Share Purchase Plan documents

Copies of these documents are attached to this release.

The shareholder update document referred to in the Chairman's letter will be released as a separate ASX announcement immediately following this release.

Bryan Dulhunty
Chairman

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

6th December 2007

Dear Shareholder

I would like to thank you for the support shown by your investment in this Company. As advised in my address to shareholders at the Company's recent Annual General Meeting, the Company is now addressing its future funding needs.

In the first stage of this process we would like to offer existing shareholders an opportunity to invest up to a further $5,000 at 8 cents per share without incurring brokerage or transaction costs under a Share Purchase Plan. This share price of 8 cents represented a discount of 13.5% to the volume weighted average price of the shares for the five trading days preceding the date of the announcement on 30 November 2007.

Attached with this letter you will find two documents to enable you to consider this investment:

- A short background briefing document updating shareholders on the Company's aims, its potential, its successes to date and the future activities required to achieve a commercial outcome for the product; and

- Share Purchase Plan documents

The significant advances achieved in the past 12 months, I believe, lay the foundations for the continued development of a very successful anti-cancer biotechnology company.

If you have any questions on your investment please contact me.

Eligible directors will be taking up their entitlement under this offer.

Yours faithfully

Bryan Dulhunty
Chairman

8/33 Ryde Road, Pymble NSW 2073
PO Box 1045, Pymble Business Centre, Pymble NSW 2073
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 675 351

VIRALYTICS
ONCOLYTIC VIRUSES

SHAREHOLDER UPDATE

4 December 2007

Your Company has successfully made the transition from the laboratory bench to human clinical trials during the year. This update sets out the need for our product, the potential of our product, an update on the Company's human clinical trials, international collaborations and peer review publications.

THE NEED FOR BETTER CANCER TREATMENTS

Current major cancer treatments are either invasive (surgery) or toxic (chemotherapy, radiation). The treatment of cancer with a virus, "Virotherapy" offers the possibility of treating cancer, with minimal or no side effects.

An injection of CAVATAK™, a common cold virus, that Viralytics has Intellectual Property rights over, has the potential of treating cancer with minimal or no side effects, hence significantly improving patients quality of life as well as increasing the survival time of cancer patients. We have trademarked this virus as CAVATAK™.

Our aim is the development of an effective cancer treatment with minimal side effects.

POTENTIAL OF CAVATAK™

The potential of the anti-cancer activity of CAVATAK™ is best demonstrated by the Company's animal model studies shown in figure 1. Figure 1 shows the elimination of both primary and metastatic breast cancer tumours in a mouse model following intravenous injection of CAVATAK™. The Company has demonstrated in animal models that a single dose of CAVATAK™ administrated intravenously not only eliminates the primary tumour but also the metastatic tumours. Figure 1 is a before and after picture of tumour growth where the coloured areas are tumours. The effect of a single dose of CAVATAK™ is clearly shown.


i.v Saline Solution
i.v CAVATAK

FIGURE 1.
This picture shows the elimination of both primary and metastatic breast cancer tumours in a mouse model following intravenous injection of CAVATAK™. The picture is a before and after picture of tumour growth where the coloured areas are tumours. The anti cancer activity of a single dose of CAVATAK™ is clearly shown with the elimination of the tumours.

HUMAN CLINICAL TRIALS

Results to date

The company has injected very low doses of CAVATAK™ into 8 patients with late stage disease who have either failed or refused conventional treatments. To date no serious side effects have been observed and some patients have displayed transient reductions in tumour size following a single injection of CAVATAK™.



FIGURE A: Cancerous cells within a melanoma tumour. The brown staining pattern shows the receptors on the surface of the cancer cells which CAVATAK™ requires to infect and destroy melanoma cells.

CURRENT CLINICAL TRIALS

Melanoma:

There is currently a 9 patient Phase I dose escalation multiple intratumoral administration trial of CAVATAK™ in late stage melanoma patients underway in a major Australian Hospital. The Data Safety Monitoring Committee determined from the dosing of the first group of 3 melanoma patients that:

1. There were no serious or severe adverse events.
2. Two injections of CAVATAK™ at the lowest dose of administration into one tumour appears to be well tolerated.
3. Granted permission to commence dosing at the next level which is 10 times higher than the first group of patients.

Pilot studies involving clinical evaluation of a single intratumoural injection CAVATAK™ in 5 late stage melanoma patients was completed in 2006.

Prostate cancer, Breast cancer and Melanoma:

A 26 patient multiple intravenous dose escalation trial of CAVATAK™ is ready to commence and is in the process of selecting patients in a second major Australian Hospital. Patients being selected are patients with late stage melanoma, prostate or breast cancer who have either failed or refused conventional treatments.

PRE-CLINICAL

This research is designed to support the Company's clinical trial programme. The effectiveness and value of this research is demonstrated by peer review in international publications made during the year. Furthermore, research data concerning the clinical (Melanoma) and pre-clinical (Breast cancer, Prostate cancer and Multiple Myeloma) use of CAVATAK™ were presented at an international virology conference (Europic 2006, 26th Nov – 1st Dec 2006, Inari, Finland) and at "The 4th International Conference on Oncolytic Viruses as Cancer therapeutics", 14th – 17th March 2007, Arizona, USA. In addition extensive testing of CAVATAK™ for adventitious agents was completed by a number of accredited, independent laboratories, clearing the way for CAVATAK™ to be used in approved human trials.



Proof of concept: Cancers that are currently being studied and for which proof of concept in animal models has been achieved include Melanoma, Prostate, Breast, Multiple Myeloma and Ovarian. Additional research is being carried out in these cancers.

INTERNATIONAL RESEARCH COLLABORATION

During the year Viralytics initiated a joint international research collaboration with a leading North American Neurosurgeon, Professor Abhijit Guha. This international research collaboration will investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas.

INTELLECTUAL PROPERTY

The Company's Intellectual Property position was strengthened by the outright acquisition of the Virotherapy Intellectual Property. The Company previously had access to this technology by means of a license.

The Company's Intellectual Property portfolio was also strengthened during the year with the granting of patents in various countries as well as the continued strong progress of patents pending in all major markets.

HOW CAVATAK™ WORKS

Coxsackievirus A21 (CAVATAK™) (see Figure 3) has been known to medicine for over 50 years. It has had a very benign history of infection in humans, mostly associated with the "common cold". Professor Shafren's original paper appeared in Clinical Cancer Research, in January 2004, as a featured article in which he described the cancer infecting properties of CAVATAK™(Coxsackievirus A21) in human melanoma cell lines, as well as in mouse models.



6
1
viral polysome
2
5
aggregation of
new virus
viral
proteins
3
RNA
capsid assembly
4
dkm.com.au

CAVATAK™ owes its cancer infecting characteristics to the molecules it uses to attach to and infect a cell. These molecules are called "receptors". CAVATAK™ uses 2 different receptors to infect a cell called Intercellular Adhesion Molecule-1 (ICAM-1) [see Figure 2] and Decay Accelerating Factor (DAF). Both of these protein receptors are found to be highly over-expressed on many cancer types.

How CAVATAK™ kills cancerous cells (See Figure 4):

1. The cycle starts by CAVATAK™ attaching to a cancer cell that expresses the required receptors ICAM-1 and/or DAF.
2. The genetic material of CAVATAK™ is then incorporated into the cancer cell.
3. Very quickly, CAVATAK™ takes over the metabolic "machinery" of the cancer cell, converting it to its own use as a virus "factory", with the cancer cell producing viral proteins and new viral genetic material, the RNA of the virus.
4. The virus is then "assembled" and aggregates within the cancer cell.
5. The accumulation of thousands of newly formed viral particles within the cancer cell, leads to the physical disruption of the cancer cell membrane just 6 - 10 hours after CAVATAK™ has attached to the cancer cell.
6. The cancer cell dies by this breakdown of its membrane, called "lysis", and thousands of newly formed CAVATAK™ particles are then released into the tumour which can start the cycle again and go on to infect more cancer cells.


1. Multiple tumours
2. Intravenous or intratumoural injection
3. Virus binds to over-expressed tumour
4. Virus enters tumour cell
5. Virus multiplies and destroys tumour cell
6. Newly produced virus enters blood stream
7. Virus targets and attacks additional tumours
8. Tumours are destroyed and virus is excreted from the body

The model of Virotherapy: Human administration of CAVATAK™

CAVATAK™ PRODUCTION PROCESS

The company is continuing to produce CAVATAK™ both for clinical evaluation and for experimental research. Current research activity is directed at improving yields of CAVATAK™ and streamlining protocols to allow large scale production of CAVATAK™.

FUTURE ACTIVITIES

The Company needs to demonstrate in humans the results it has to date in animal models.

We need to show:

- Human safety and tolerability. The current approved human clinical trials are designed to show safety and tolerability.
- Efficacy: We need to show in terminally ill patients that CAVATAK™ either reduces the size of the target tumour or causes a response in a range of scientifically measurable markers indicative of tumour regression.
- Further trials: Phase II trials will be required to be undertaken. Phase II trials are designed to measure efficacy in a larger group of patients.
- Commercialisation: Once the Company has safety, tolerability and efficacy data, our aim is to enter into a licensing development with a major international Oncology company for the final development and commercialisation steps. Licensing deals take many forms but commonly provide upfront payments, funding for product development, milestone payments and royalties on sale of product.



Please visit the company website for more comprehensive details.

www.viralytics.com

VIRALYTICS
ONCOLYTIC VIRUSES

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 DEC 27 P 3:15

6 December 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

VIRALYTICS LIMITED
SHARE PURCHASE PLAN

30 November 2007

This is an important document.
If you have any doubts as to what you should do, please consult your stockbroker, accountant or other professional adviser.

Viralytics Limited
ACN 010 657 351

OFFER AT A GLANCE

Key dates

Announcement Date	*30 November 2007*	Share Purchase Plan is announced to the market
Record Date	*5 December 2007*	Date for determining Eligible Shareholders
Opening Date	*6 December 2007*	Share Purchase Plan opens
Closing Date	*20 December 2007*	Share Purchase Plan closes at 4.00pm (Sydney time) on this date
Allotment Date	*27 December 2007*	Shares to be issued under Share Purchase Plan are allotted
Despatch Date	*28 December 2007*	Confirmation of transaction despatched to shareholders (Allotment Notice)
Quotation Date	*28 December 2007*	At which time Shares are expected to be traded on ASX

* Dates are indicative only and Viralytics retains the right to vary these dates without advance notice.

Key offer details

Issue Price	$0.08 per share
Minimum Application Amount	$2,000 (25,000)
Maximum Application Amount	$5,000 (62,500)

Important Notice

These materials do not constitute an offer of securities for sale in any place outside Australia and this offer is only made to eligible Viralytics shareholders as at the Record Date with a Registered Address in Australia.

The Share Purchase Plan may be varied, suspended or terminated by the Board at any time at the Board's absolute discretion without advance notice. Neither the Company nor the Board accepts or assumes any liability to shareholders by reason of variation, suspension or termination of the Plan.

The acquisition of Shares in the Company under the Plan will have different ramifications depending upon the circumstances of each Eligible Shareholder. Eligible Shareholders wanting to participate in the Plan should obtain independent advice in relation to the taxation consequences of an investment under the Plan.

Viralytics Limited reserves the right to refuse any application made, for example, if a cheque is returned unpaid or if the Application Form has not been properly completed or where there are grounds for believing that the applicant is not acting in good faith or if holdings have been split into smaller parcels for the purpose of multiple applications under the Plan. Application Forms received after the Closing Date will not be accepted.

QUESTIONS AND ANSWERS

What is the Share Purchase Plan?

The Share Purchase Plan ('Plan') being offered by Viralytics provides Eligible Shareholders with the opportunity to purchase additional Shares in the Company without incurring brokerage and transaction costs.

The Plan will be offered under the Plan Rules (see *Annexure A* to this Plan booklet) which contains the terms and conditions, as well as some important definitions.

Shares issued under the Plan will rank equally in every respect with existing issued fully paid Shares and will be eligible to participate in all dividends paid after the date of issue.

Why is Viralytics issuing more Shares?

The funds raised by this Plan will be used for the continued development of Viralytics' product pipeline with particular emphasis on accelerating the clinical development of the company's lead drug CAVATAK™.

Am I an Eligible Shareholder?

All Viralytics shareholders as at the Record Date with a registered address in Australia are eligible to participate in the Plan.

The Company is not making this offer to shareholders in countries outside Australia.

Are Eligible Shareholders required to participate in the Plan?

Participation in the Plan is optional for Eligible Shareholders. In the event that an Eligible Shareholder wants to participate in the Plan, it may purchase Shares in accordance with the Plan Rules.

Before deciding on whether to participate in the Plan, and in particular before completing any application for Shares, you should consider the Company's disclosures of operating and financial performance and, if necessary, consult your financial adviser.

How much can I invest under the Plan?

Shareholders may subscribe for Shares for either $2,000 or $5,000.

The Maximum Application Amount is calculated using the Issue Price so that the number of Shares subscribed for, multiplied by the Issue Price must not exceed $5,000.

What is the Issue Price?

The Issue Price is $0.08 per share.

This represents a discount of 13.5% to the VWAP of the shares for the 5 trading days up to and including 29 November 2007.

The Issue Price will not change during the offer period.

What risks are associated with investing under the Plan?

The market price for the Company's Shares may change between the Opening Date and the Allotment Date, but the Issue Price will not change during this period. If the market price of Shares falls below the Issue Price you may be financially disadvantaged by purchasing Shares under the Plan.

You may choose not to participate in the Plan.

When can I sell Shares purchased under the Plan?

Shares issued under the Plan may be sold or transferred on ASX at any time after quotation. The Quotation Date is expected to be 28 December 2007.

The Company will apply for quotation of all Shares issued under the Plan on the Official List of the Australian Stock Exchange Limited following the processing of those Applications received from Eligible Shareholders by the Closing Date.

How do I apply for Shares under the Plan?

Eligible Shareholders can subscribe for Shares under the Plan in one of two ways, depending upon whether payment is to be made by cheque or alternatively by BPay.

To pay by cheque:

Eligible Shareholders must complete the personalised Application Form enclosed with this Plan booklet and return it in the stamped addressed envelope provided with

a cheque in payment of the Subscription Amount before 4.00pm (Sydney time) on 20 December 2007 to:

Viralytics Ltd – Share Purchase Plan
Link Market Services Limited
Locked Bag 3415
BRISBANE QLD 4001

or deliver it to

Viralytics Ltd – Share Purchase Plan
Link Market Services Limited
Level 12
300 Queen Street
BRISBANE QLD 4000

For payment by BPay:

Eligible Shareholders must make payment by BPay following the instructions on the Application Form before 4.00pm (Sydney time) 20 December 2007.

What is the Subscription Amount?

The Subscription Amount is calculated as the number of Shares applied for multiplied by the Issue Price.

How many Shares will I receive?

Eligible Shareholders will receive the number of Shares applied for up to the Maximum Application Amount, subject to the Company undertaking a Scaleback.

The Company may, in its absolute discretion, undertake a Scaleback, including for the purpose of complying with Listing Rule 7.2, Exception 15. If the Company undertakes a Scaleback, the number of Shares applied for on each Application will be scaled back on a pro-rata basis.

Will the offer be available again?

The Plan is intended to be a one-off offer to Eligible Shareholders, providing them with an opportunity to purchase additional Shares without transaction costs and brokerage. However, the Board retains the right to make similar offers under future Share Purchase Plans.

Contact us

If you have any further queries in relation to the Plan, please contact the Company Secretary on 02 9499 3200

Applications must be received before 4.00pm (Sydney time) on 20 December 2007

1. DEFINITIONS AND INTERPRETATIONS

1.1 When used in these Rules, the words listed will, except to the extent that the context otherwise requires, have the following meanings:

'**Application**' means an application for Shares under this Plan;

'**Application Form**' means a personalised application form pursuant to which Eligible Shareholders may apply for Shares under the Plan;

'**ASIC**' means the Australian Securities and Investments Commission;

'**ASX**' means Australian Securities Exchange Limited ACN 008 624 691;

'**Board**' means the Board of directors of Viralytics;

'**Constitution**' means the constitution or the memorandum and articles of association of Viralytics;

'**Eligible Shareholder**' means a shareholder in Viralytics as at the Record Date with a Registered Address in Australia;

'**Issue Price**' means the price at which new Shares will be allotted in accordance with subclause 4.4;

'**Official List**' means the official list for quotation on ASX;

'**Plan Rules**' or '**Rules**' means these rules;

'**Plan**' means the Viralytics Share Purchase Plan;

'**Registered Address**' means the address of an Eligible Shareholder as shown in the Share Register;

'**Scaleback**' means a pro-rata reduction in the number of Shares allotted to Eligible Shareholders who lodge an Application. Viralytics has full discretion in deciding whether to Scaleback Applications;

'**Share Register**' means the register of all shareholders maintained by the Share Registry;

'**Share Registry**' means Link Market Services Limited, Level 12, 300 Queen Street, Brisbane, Queensland, 4000 or Locked Bag 3415, Brisbane, Queensland, 4001;

'**Share**' means a fully paid ordinary share in Viralytics;

'**Viralytics**' or '**Company**' means Viralytics Limited ACN 010 657 351.

1.2 Words importing the singular include the plural and vice versa, words importing any gender include other genders and 'person' includes a corporation.

1.3 Headings are for convenience only and do not affect the interpretation.

1.4 Any reference to time shall mean the time in Sydney, Australia.

2. OFFER TIMETABLE

2.1 This offer is dated and taken to be made on 30 November 2007.

2.2 This offer opens on 6 December 2007 ('Opening Date').

2.3 Only those shareholders recorded in the Share Register as at 7.00pm (Sydney time) 5th December 2007 ('Record Date') with an address in Australia will be eligible to participate in the Plan.

2.4 It is intended that this offer will close at 4.00pm (Sydney time) on 20 December 2007 ('Closing Date'). All Application Forms and payment of the Subscription Amount must be received by the Share Registry before the Closing Date.

2.5 It is intended that Shares will be allotted on or about 27 December 2007('Allotment Date').

2.6 Any Scaleback will be announced on the Allotment Date. Viralytics expects allotment notices (and any refund cheques in payment of any Scaleback amount) will be despatched on or about 28 December 2007 (Despatch Date').

2.7 Viralytics anticipates trading of Shares issued under the Plan on ASX will commence on 28 December 2007 ("Quotation Date").

2.8 Viralytics has the discretion to change, at any time, any of these dates, regardless of whether the offer has opened or Applications have been received.

3. PARTICIPATION IN THE PLAN

3.1 Participation in the Plan is subject to these Rules. The offer made under this Plan is made only to Eligible Shareholders.

3.2 This offer is non-renounceable.

3.3 The Board may refuse to accept or may suspend or withdraw any Application if that Application might:

(a) prejudice the effective operation of the Plan; or

(b) give rise to breaches of applicable laws by Viralytics or its officers or by the Participants or their associates,

and may reject any Application if it has reason to believe that the Participant concerned may not be acting in good faith.

3.4 It is the responsibility of each Eligible Shareholder to obtain any necessary approvals to enable them to participate in the Plan.

3.5 The Directors are entitled (but not obliged) to refuse an Application where an Eligible Shareholder has, in the opinion of the Directors, split a shareholding, or acquired Shares as part of such a split, in order to attempt to increase the number of Shares that may be allotted under the Plan to that Eligible Shareholder or another person.

4. APPLICATION TO PARTICIPATE

4.1 An Eligible Shareholder may apply to Viralytics to participate in the Plan by completing and signing an Application Form and returning it to the Share Registry before the Closing Date or by making payment by BPay before the Closing Date, following the instructions on the Application Form.

4.2 Applications must specify the dollar amount for the number of Shares applied for at the Issue Price (either $2,000 or $5,000) and be accompanied by a cheque in payment of this amount unless payment is to be made by BPay.

4.3 Participation in the Plan may be full or partial (subject to rule 4.2).

4.4 Shares issued under the Plan will be issued at the Issue Price and credited as fully paid.

5. OPERATION OF THE PLAN

5.1 An Eligible Shareholder who elects to participate in the Plan shall be deemed to have:

(a) confirmed, in relation to all Shares applied for by him or her under the Plan, that he or she does not make the Application for any other person in circumstances

which might involve any breach of securities laws of any jurisdiction other than Australia; and

(b) agreed to be bound by the Company's Constitution in respect of all the Shares issued to the Eligible Shareholder under the Plan.

6. SHARES ISSUED UNDER THE PLAN

6.1 Shares issued under the Plan will rank equally in all respects with existing Shares.

6.2 Shares issued to Eligible Shareholders under the Plan will be registered on the Share Register.

6.3 Viralytics will promptly, following the allotment and issue of Shares under the Plan:

(a) apply to ASX for admission to the Official List; and

(b) send an allotment notice in respect thereof to the relevant Shareholder at his or her Registered Address.

7. COST TO PARTICIPANTS

7.1 Subject to sub-clause 7.2, no brokerage, commission or other transaction costs will be payable by an Eligible Shareholder in respect of Shares issued under the Plan.

7.2 In the event of a change in legislation so that at the date of any allotment or issue stamp duty or any other tax or duty is payable in respect thereof, the amount of such stamp duty or other tax or duty shall be paid by the Eligible Shareholder to whom the Shares are issued and, in respect of each such Share, included in the calculation of the Issue Price.

8. NON-PARTICIPATION

Participation in the Plan is voluntary. It shall be a matter for each Eligible Shareholder to determine whether or not they make an Application for Shares under the Plan.

9. SCALEBACK

9.1 Viralytics may, in its absolute discretion, undertake a Scaleback to the extent and in the manner it sees fit, including for the purpose of compliance with ASX Listing Rule 7.2 Exception 15.

9.2 If Viralytics undertakes a Scaleback, the difference between the value of the Shares allotted and the number of Shares applied for will be refunded by cheque mailed on the Despatch Date.

10. APPLICATIONS AND NOTICES

10.1 Applications and notices for the purposes of the Plan shall be in writing in such form and lodged at such place as Viralytics and the Share Registry may from time to time require.

10.2 Applications and notices (other than notices of death, bankruptcy or liquidation) in respect of Shares registered in joint names shall be completed by all registered holders of those Shares who wish to subscribe for Shares.

10.3 Applications and notices will take effect on and from the date on which they are received by the Share Registry provided that an application to participate in the Plan is not effective until it has been accepted by the Board.

10.4 The Company has an absolute discretion:

(a) to accept and treat as valid an Application Form which does not satisfy the provisions of clause 10.1; and

(b) to reject and treat as invalid an Application Form where the Board of Directors has determined acceptance of the application form would or might prejudice the effective operation of the Plan or would or might otherwise be contrary to the laws of any country.

10.5 The Company will be under no obligation to correct or amend defective Application Forms on behalf of Shareholders.

11. BOARD'S POWERS IN RELATION TO THE ADMINISTRATION, VARIATION, SUSPENSION OR TERMINATION OF THE PLAN

11.1 The Plan will be administered by the Board of Directors which has the power to:

(a) determine appropriate procedures for administration and implementation of the Plan consistent with the Plan Rules and to settle any difficulty which may arise generally or in a particular case, in regard to the Plan as the Board of Directors thinks fit and its determination will bind all shareholders and other persons to whom the determination relates;

(b) resolve conclusively all questions of fact or interpretation in connection with the Plan; and

(c) delegate to any one or more persons for such period and on such conditions as it may determine, the exercise of its powers or discretions arising under the Plan, but not including any powers under clause 9.4.

11.2 The Company and its officers and employees will not be held responsible or liable for any error or omission which occurs in the administration of the Plan.

11.3 The Board may vary administrative procedures to be followed in respect of the implementation of the Plan. The procedures may be varied at any time by the Board having regard to ASX or ASIC requirements.

11.4 The Board may:

(a) at any time modify, vary or amend the Plan;

(b) suspend the operation of the Plan from time to time for any period; or

(c) terminate the Plan at any time without any need for giving advance notice to shareholders.

12. TAXATION

Viralytics makes no representations or warranties in respect of, and accepts no responsibility for, the liability of Eligible Shareholders to pay income tax in respect of any issue of Shares, payment or other transaction pursuant to this Plan.

VIRALYTICS LTD
ONCOLYTIC VIRUSES

ABN 12 010 657 351

Share Purchase Plan Application Form

Offer closes 4:00pm (Sydney Time) on Thursday, 20 December 2007

This is an important document. Should you have any questions about its contents please seek independent financial advice.

Record Date:	5 December 2007
Close Date:	20 December 2007
Issue Date:	²⁷ December 2007
Application Price:	A$0.08

This application form is a sample only and cannot be used to apply for shares under the Share Purchase Plan. It will not be accepted if used.

Application for Shares

I/we wish to apply for the number of fully paid ordinary shares set out below in accordan e with the ms a. n ns of th Share Purchase Plan 2007 ("SPP") of Viralytics Limited (VLA). By returning this form to VLA's Share R gistry (or in the ence turning t s form but electing to participate in the SPP and make payment via BPAY®), I/we agree to be bound , the SP A's Constitu n (Constitution), and certify that the aggregate of the application price for the shares the subject of t s Application, an . shares . the class applied for by me/us under this SPP (including those the subject of any other application), or ny simi qen. in the 12 mon s prior to the date of issue, does not exceed A$5,000. VLA reserves the right to vary the closing date r the of .

VLA may settle in any manner it thinks fit, any disputes or anomalies hich may e in con tion with o oy reason of the operation of the SPP, whether generally or in relation to any applicant or applicatic . for shares anc deci .i of VLA ill be conclusive and binding on all persons to whom the decision relates. VLA reserves the right to w ve compliance with a. sion of t e SPP Rules, subject to the compliance with the Corporations Act, the ASX Listing Rules and ASIC Cl ss Orde /831.

Lodgement Instructions

If you are located in Australia please forward the com leted Applica orm i e reply aid envelope provided. Other shareholders must forward it to the postal address set out below. The ompleted Applicati o should b torn off below and forwarded with your payment to reach the Company's Share Registry by **4:00pm ydney ne) on Thurs , 20 Dec mber 2007.** If you are returning your Application Form by post, you should allow sufficient time for c lection and ery by p tal servic s. The postal acceptance rule does not apply. Your form cannot be faxed to the Company's Share R gistry as ue , m must be tached to your Application Form.

Mailing Address: Link Market Service imited, lytic mited hare Off ., Locked Bag 3415, Brisbane QLD 4001, Australia; *or*
Delivery Address: Link Market Serv es Lim ed, s Limited Share ffer, Level 12, 300 Queen Street, Brisbane QLD 4000 ***(Please do not use this address for expres post m***

Make sure you send your App ation F m an h allowing eno gh time for mail delivery, so Link Market Services Limited receive them on or before 4:00pm (Sydney T ne) on T 2 De ber 200

If you need hel n com ting this re Purchas Plan Application Form, please contact the Company on (02) 9499 3200 twee :30am a d 5:00pm (Sydney Time) Monday to Friday.

offer is on-renounceable – No Signature is required

eturn lication For (below) and cheque or bank draft in the envelope provided.

r Closes 4:00pm (Sydney Time) on Thursday, 20 December 2007.

THIS IS RSO LISED F RM FOR THE SOLE USE OF THE HOLDER AND HOLDING RECORDED ABOVE.

---

lease detach this tear-off slip and return with your cheque

Pin cheque(s) here (do not staple)

VIR LYTICS LT

ABN 12 010 657 3

BPAY

Biller Code: 343053
Ref:

Telephone & Internet Banking – BPAY®
Contact your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au
® Registered to BPAY Pty Ltd ABN 69 079 137 518

This offer is non-renou able. Please indicate the number of ordinary shares you wish to acquire by crossing ONLY ONE of the following boxes:

☐ 25,000 Shares at A$2,000 **OR** ☐ 62,500 Shares at A$5,000

I/We certify that the aggregate of the application price for the shares the subject of this application, and, any other shares in the class applied for by me/us under this Share Purchase Plan, together with amounts subscribed in any similar plan offer by Viralytics Limited in the last 12 months prior to the date of issue, does not exceed $5,000.

Payment Details (if paying by cheque or bank draft):

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

Make your cheque or bank draft payable to "Viralytics Ltd"

Contact Details: Telephone Number – Business Hours

Contact Name (PRINT)

Payment and Lodgement Details

Payment may only be made by BPAY, cheque or bank draft.

Cheques or bank drafts must be made payable to "Viralytics Ltd". To pay via BPAY please contact your participating financial institution.

Completed cheques and Application Forms should be returned using the reply-paid envelope provided. Alternatively, please mail or deliver to the address below. If paying by BPAY, you do not need to return the Application Form.

Mailing Address: Link Market Services Limited, Viralytics Limited Share Offer, Locked Bag 3415, Brisbane QLD 4001, Australia; ***or***
Delivery Address: Link Market Services Limited, Viralytics Limited Share Offer, Level 12, 300 Queen Street, Brisbane QLD 4000 ***(Please do not use this address for express post mailing)***

Make sure you send your Application Form and cheque allowing enough time for mail delivery, so Link Market Services Limited receive them on or before **4:00pm (Sydney Time) on Thursday, 20 December 2007.**

If you need help in completing this Share Purchase Plan Application Form, please contact the Company on (02) 9499 3200 between 8:30am and 5:00pm (Sydney Time) Monday to Friday.

END